SEC 02006658 COMMISSION
49

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RECEIVED FEB 27 2002

SEC FILE NUMBER
8- 31968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DG European Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerhard Summerer (212) 745-1609
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/20

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DG European Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

02/01/2002

Notary Public

BETTY S. BAND
Notary Public, State of New York
No. 43-4809793
Qualified in Richmond County
*Certificate Filed in Co.
Commission Expires Dec. 31 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DG European Securities Corporation

Statement of Financial Condition
As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholders of
DG European Securities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of DG European Securities Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2002

Assets	
Cash and cash equivalents	$ 2,873,560
Receivable from and deposits with clearing brokers	1,457,152
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $64,778	179,340
Other assets	18,772
Total assets	$ 4,528,824
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 161,433
Total liabilities	161,433
Stockholders' equity	
Class A common stock, voting $10 par value - 300,000 shares authorized, 212,661 shares issued and outstanding	2,126,610
Class B common stock, nonvoting $1,000 par value - 30 shares authorized, 6 shares issued and outstanding	6,000
Additional paid-in capital	2,652,874
Accumulated deficit	(418,093)
Total stockholders' equity	4,367,391
Total liabilities and stockholders' equity	$ 4,528,824

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Organization

DG European Securities Corporation (the "Company"), is approximately 90% owned by DZ Bank (formerly DG Bank). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for its German and other European customers' trades introduced by affiliates in U.S. securities markets and clears these trades on a fully disclosed basis through two clearing brokers.

2. Significant Accounting Policies

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

A majority of the receivable from and deposits with clearing brokers are held at a single clearing organization.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized on the straight-line method over the lesser of their lives or the remaining lease term.

At December 31, 2001, the Company's financial instruments, including receivable from and deposits with clearing brokers, other assets and accounts payable and accrued liabilities, are carried at fair value or amounts approximating fair value.

3. Concentration of Credit Risk

A substantial portion of the Company's receivable is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no such amounts owed to the clearing broker by these customers.

4. Income Taxes

At December 31, 2001, the company had a deferred tax asset of approximately $700,000 consisting primarily of the tax effect of net operating loss carry-forward. Since based on available evidence, it is more likely than not that the deferred tax asset will not be realized, a valuation allowance in the same amount was established.

5. Related Party Transactions

DZ Bank provides office space and certain administrative services to the Company.

In addition, DZ Bank reimburses the Company for certain salary expenses and leasehold improvements.

The Company participates in a defined benefit pension plan with DZ Bank.

Cash balances of $2,865,347 are on deposit with DZ Bank.

6. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2001, the Company had net capital and excess net capital of $1,308,733 and $1,208,733, respectively. The ratio of aggregate indebtedness to net capital was approximately .20 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).